Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sanders Morris Harris Group Inc.:

We consent to the use of our report dated March 11, 2004, with respect to the consolidated balance sheet of Sanders Morris Harris Group Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the accounting method for goodwill in 2002.

(signed) KPMG LLP

Houston, Texas
February 22, 2005